LEAD INVESTOR

Andrea Muck Samson

My husband and I invested in PADL because we are fans of water sports and the outdoors. Living in South Florida has afforded us the opportunity to be on the water very often. We enjoy kayaking, paddle boarding and just being outdoors in general. With the pandemic in full swing, increasingly we found ourselves more and more often outdoors with our whole family. While we own tandem kayaks, getting them from our home to the water is not always an easy task. As a result, we started paddle boarding, borrowing the boards from our friends. The challenge with paddle boards is they can be rather large and with space being a premium in Miami, we had no space to store them. For the investment we would make in a couple of good paddle boards, with limited space to store, we were at a crossroads. Enter PADL, after some research I found this company and thought that it was a great solution. We could maximize our time on the water, with minimal set up, at a very affordable rate. We could go when we wanted with no time spent getting ready, which is important if you have kids. We visited a PADL station which just happened to be the very first one, located on Key Biscayne, FL. There we met one of the founders, unbeknownst to us, who was very helpful to us as we took out a board. As we met each other we learned of his back story and the vision he had for the company, not to mention the commitment made to make this dream of his and others a reality. We were very impressed, as it is not often that you get to meet the founder of a company you invest in. Living in our small corner of South Florida, I see endless opportunity for growth for this service and PADL. Travelling a lot across the United States and the world, we see tremendous demand for a service that is affordable, promotes a healthy lifestyle, brings family and friends together and gets people on the water. Most of my family has had a chance to meet the other founders, it has given us insight into their mission and how they are doing their part to protect the environment. All this and more is why we have invested in PADL. We look forward to future growth and doing our part to help out. Andrea Samson

Invested $18,000 this round & $2,000 previously

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